SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1998

         Commission File Number 1-2227

         E.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401(K) Retirement Savings Plan for Employees of Van Dorn Company

         F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                     INDEX


                                                                         Pages


Signatures...........................................................      3

Report of Independent Accountants....................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA........   7 to 12

Exhibit 23 - Consent of Independent Accountants......................     13

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       Crown Cork & Seal Company, Inc.
                                       401 (k) Retirement Savings Plan
                                       for Employees of Van Dorn Company



                                       By: /s/ James T. Malec
                                           ------------------
                                           James T. Malec
                                           Member, Benefit Plan Committee

Date: June 25, 1999

Crown Cork & Seal
Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company
Financial Statements
and Supplemental Information
September 30, 1998 and
December 31, 1997

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Van Dorn Company
Financial Statements and Supplemental Information
September 30, 1998 and December 31, 1997


                                     Index

                                                                     Page(s)

Report of Independent Accountants                                      1

Statement of Net Assets Available for Plan Benefits                    2

Statement of Changes in Net Assets Available
for Plan Benefits, with Fund Information                             3 - 4

Notes to Financial Statements                                        5 - 6

Schedule I      -   Schedule of Reportable (5%) Transactions           7




Note:     Other schedules required by ERISA are not applicable.

                       Report of Independent Accountants


To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Van Dorn Company


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company (the "Plan") at September 30, 1998 and December 31, 1997, and the changes in net assets available for benefits for the period from January 1, 1998 to September 30, 1998 and the year ended December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Reportable Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available benefits of each fund. The supplemental schedule and the fund information are the responsibility of the Plan's management. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 1, the Plan was merged with and into the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan effective September 30, 1998.


PricewaterhouseCoopers LLP

June 18, 1999
Philadelphia, Pennsylvania

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of
Van Dorn Company
Statement of Net Assets Available for Plan Benefits
September 30, 1998 and December 31, 1997
--------------------------------------------------------------------------------

                                              September 30,      December 31,
                                                 1998                1997
Investments, at fair value;
    Crown Cork & Seal Common Stock            $  -              $ 3,708,528 *
    T. Rowe Price Mutual Funds:
      Prime Reserve Fund                         -                1,465,040 *
      Capital Appreciation Fund                  -                1,188,230 *
      Spectrum Income Fund                       -                2,566,590 *
      Spectrum Growth Fund                       -                6,968,257 *
    Participant Loan Fund                        -                  234,395
                                              ----------         ----------

        Total investments                        -               16,131,040

Employer contributions receivable                -                   21,353
Employee contributions receivable                -                   71,178
Loan principal repayment receivable              -                    5,067
Loan interest repayment receivable               -                    1,734
Administrative expenses payable                  -                   (9,200)
                                              ----------         ----------
        Net assets available
           for plan benefits                  $  -              $16,221,172
                                              ==========        ===========


* Represents more than 5% of net assets available for plan benefits at December 31, 1997.

The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Statement of Changes in Net Assets Available for Plan Benefits,
with Fund Information
For the Period from January 1, 1998 to September 30, 1998
--------------------------------------------------------------------------------

                                                                    Fund Information
                                            ----------------------------------------------------------------------------------------

                                                                     T. Rowe Price
                                               -----------------------------------------------------
                                  Crown Cork
                                    & Seal         Prime       Capital        Spectrum     Spectrum     Participant
                                    Common        Reserve    Appreciation      Income       Growth          Loan
                                    Stock          Fund          Fund           Fund         Fund           Fund          Total

Additions:
Contributions:
    Employer                     $   173,905   $         -   $         -     $       -   $         -   $         -   $    173,905
    Employee                          42,722       106,155       131,622       135,658       229,985             -        646,142
Investment income                     52,312        57,712             -       119,640             -        14,820        244,484
Net appreciation/(depreciation)
    in fair value of investments  (1,520,523)            -        33,443       (33,003)     (162,819)            -     (1,682,902)
                                 -----------   -----------   -----------   -----------   -----------   -----------   ------------
                                  (1,251,584)      163,867       165,065       222,295        67,166        14,820       (618,371)
Deductions:
Benefits paid to participants and
    rollovers to other plans        (569,166)     (411,686)      (82,712)     (231,906)   (1,076,761)      (19,691)    (2,391,922)
Transfers:
    Loan principal repayment           8,465        10,004         7,402        11,357        13,118       (50,346)             -
    Loan interest allocated            2,870         2,798         2,201         3,015         3,936       (14,820)             -
    Loans issued                     (32,375)      (12,587)      (12,662)      (18,014)      (39,962)      115,600              -
    Interfund transfers               59,794       322,466        (7,351)     (147,634)     (227,275)            -              -
Administrative expenses                    -        (2,651)            -             -             -             -         (2,651)
                                 -----------   -----------   -----------   -----------   -----------   -----------   ------------
                                    (530,412)      (91,656)      (93,122)     (383,182)   (1,326,944)       30,743     (2,394,573)
                                 -----------   -----------   -----------   -----------   -----------   -----------   ------------
Asset transfer out                (1,953,971)   (1,542,401)   (1,274,613)   (2,423,302)   (5,733,983)     (279,958)   (13,208,228)
                                 -----------   -----------   -----------   -----------   -----------   -----------   ------------
Net increase (decrease)           (3,735,967)   (1,470,190)   (1,202,670)   (2,584,189)   (6,993,761)     (234,395)   (16,221,172)
                                 -----------   -----------   -----------   -----------   -----------   -----------   ------------
Net assets at beginning of year    3,735,967     1,470,190     1,202,670     2,584,189     6,993,761       234,395     16,221,172
                                 -----------   -----------   -----------   -----------   -----------   -----------   ------------
Net assets at end of period      $         -   $         -   $         -   $         -   $         -   $         -   $          -
                                 ===========   ===========   ===========   ===========   ===========   ===========   ============



The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Statement of Changes in Net Assets Available for Plan Benefits,
with Fund Information
For the Year Ended December 31, 1997
--------------------------------------------------------------------------------

                                                                   Fund Information
                                     ------------------------------------------------------------------------------

                                                                     T. Rowe Price
                                                 ----------------------------------------------------
                                      Crown Cork
                                        & Seal        Prime       Capital      Spectrum     Spectrum   Participant
                                        Common       Reserve   Appreciation     Income       Growth        Loan
                                        Stock         Fund         Fund          Fund         Fund         Fund         Total

Additions:
Contributions:
    Employer                        $   220,161  $         -   $         -   $        -   $         -    $      -   $    220,161
    Employee                             64,415      158,043       137,256      169,382       242,791           -        771,887
Investment income                        71,349       92,517       146,978      178,637       706,155    $ 19,093      1,214,729
Net appreciation/(depreciation)
    in fair value of investments       (301,030)           -        19,786       94,546       356,142           -        169,444
                                    -----------  -----------   -----------   ----------   -----------  ----------   ------------
                                         54,895      250,560       304,020      442,565     1,305,088      19,093      2,376,221
Deductions:
Benefits paid to participants and
    rollovers to other plans           (189,812)    (857,168)     (74,873)      (70,531)     (533,891)    (41,108)    (1,767,383)
Transfers:
    Loan principal repayment              6,877       11,723        7,583        15,260        15,047     (56,490)             -
    Loan interest allocated               2,001        4,638        2,573         5,145         4,736     (19,093)             -
    Loans issued                        (40,693)     (18,731)     (10,167)      (12,746)      (25,564)    107,901              -
    Interfund transfers                 158,174      (98,381)     (23,174)     (102,109)       65,490           -              -
Administrative expenses                       -      (12,815)           -             -             -           -        (12,815)
                                    -----------  -----------   ----------   -----------   -----------   ---------   ------------
                                        (63,453)    (970,734)     (98,058)     (164,981)     (474,182)     (8,790)    (1,780,198)
                                    -----------  -----------   ----------   -----------   -----------   ---------   ------------

Net increase/(decrease)                  (8,558)    (720,174)     205,962       277,584       830,906      10,303        596,023
Net assets at beginning of year       3,744,525    2,190,364      996,708     2,306,605     6,162,855     224,092     15,625,149
                                    -----------  -----------   ----------   -----------   -----------   ---------   ------------

Net assets at end of year           $ 3,735,967  $ 1,470,190   $1,202,670   $ 2,584,189   $ 6,993,761   $ 234,395   $ 16,221,172
                                    ===========  ===========   ==========   ===========   ===========   =========   ============

The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Van Dorn Company
Notes to Financial Statements
September 30, 1998 and December 31, 1997
--------------------------------------------------------------------------------

1.   Description of Plan

     The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of Plan's provisions.

     The Plan was  merged  with and into the  Crown  Cork & Seal  Company,  Inc.
     401(k)   Retirement   Savings  Plan  effective   September  30,  1998.  The
     transferred assets totaled $13,208,228.

     In 1993, the Van Dorn Company (the "Company") was acquired by Crown Cork & Seal Company, Inc. ("Crown") at which time Crown became the sponsor of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company (the "Plan"), formerly the Van Dorn Company 401(k) Plan and Trust. The Company was legally dissolved as of December 31, 1996.

     General. The Plan is a defined contribution plan designed to provide a convenient method by which eligible employees may save regularly through salary elections and through sponsor matching contributions.

     The Plan covers salaried and non-represented hourly employees of Massilon plants No. 42 and 44 of the Central States Can Division, which is a wholly owned subsidiary of Crown. Employees are eligible to participate in the Plan after completing one year of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee.

     Employee Contributions. Employees who participate in the Plan can direct the Company to withhold wages and make tax deferred contributions on their behalf. Contributions may range from 1 percent to 16 percent of annual compensation, plus bonuses, subject to certain limitations.

     A participant's 401(k) account balance attributable to tax deferred contributions, taxable employee contributions, and rollover contributions is 100 percent vested at all times.

     Loans. The Plan allows for loans to participants in excess of $1,000 and not to exceed 50% of the participant's vested account balance up to $50,000 (subject to restrictions further described in the Plan document).

     Employer Contributions. The Company matches 50 percent of employee contributions up to a maximum employee contribution of 4 percent of compensation. Employer contributions vest 100 percent over five years of service. All employer matching contributions are invested automatically in Crown Cork & Seal Common Stock.

     Forfeitures of $9,203 and $12,815 were applied against administrative expenses during 1998 and 1997, respectively. Total unallocated forfeitures were $0 and $16,308 at September 30, 1998 and 1997, respectively.

     Crown Cork & Seal Company,  Inc. 401(k)  Retirement  Savings Plan
     for Employees of Van Dorn Company  Notes to Financial  Statements
     September 30, 1998 and December 31, 1997
     ---------------------------------------------------------------------------

     Investments. Participants may direct their contributions among any of the following investment options:

     1.  Crown  Cork  and Seal  Common  Stock - Investing in Crown common stock.

     2. T. Rowe Price Prime Reserve Fund - A money market fund investing in a diversified portfolio of domestic and foreign U.S. dollar-denominated high-quality money market securities.

     3. T. Rowe Price Capital Appreciation Fund - Investing primarily in common stocks. The fund may hold fixed income and other securities.

     4. T. Rowe Price Spectrum Income Fund - Investing primarily in domestic bond funds and also in two foreign bond funds. The fund may allocate 25% of assets to a stock fund.

     5. T. Rowe Price Spectrum Growth Fund - Investing primarily in domestic stock funds and also in a foreign stock fund.

     Distributions. Benefit payments from the Plan are limited to lump sum distributions.

     Plan Termination. Although it has not expressed any intent to do so, Crown has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.   Summary of Significant Accounting Policies

     The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Investment income earned, but not received, is accrued. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Company stock is valued at its quoted market price at year end. Participant notes receivable are valued at cost which approximates fair value.

3.   Tax Status of the Plan

     The Plan has received a favorable determination letter, dated February 22, 1996, from the Internal Revenue Service (IRS) and accordingly, the Plan and related Trust are not subject to federal or local income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

4.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the trustee of the Plan. Therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

Crown Cork & Seal Company, Inc.                                    Schedule I
401(k) Retirement Savings Plan for Employees of Van Dorn Company
Schedule 27d - Schedule of Reportable (5%) Transactions*
For the Period from January 1, 1998 to September 30, 1998
--------------------------------------------------------------------------------

                                                                                                         Current
                                                                                                         Value of
                                                                                                         Asset on
                                   Description                Purchase      Selling       Cost of       Transaction         Net
Identity of Party Involved          of Asset                   Price         Price         Asset           Date            Gain

T. Rowe Price              Crown Cork & Seal Common Stock    $ 471,962                                 $   471,962
T. Rowe Price              Crown Cork & Seal Common Stock                $ 4,180,491    $ 3,057,509      4,180,491      $ 1,122,982

T. Rowe Price              Prime Reserve Fund                  702,568                                     702,568
T. Rowe Price              Prime Reserve Fund                              2,170,893      2,170,893      2,170,893                -


T. Rowe Pric               Spectrum Growth Fund                629,469                                     629,469
T. Rowe Price              Spectrum Growth Fund                            7,597,731      5,937,022      7,597,731        1,660,709


T. Rowe Price              Capital Appreciation Fund           223,924                                     223,924
T. Rowe Price              Capital Appreciation Fund                       1,412,156      1,305,853      1,412,156          106,303


T. Rowe Price              Spectrum Income Fund
T. Rowe Price              Spectrum Income Fund                296,245                                     296,245
                                                                           2,862,839      2,701,773      2,862,839          161,066


* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.